18004809

ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received
FEB 28 2018
WASH, D.C.

SEC FILE NUMBER
8- 37614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL ASSET ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1029 FRIENDLY ROAD
(No. and Street)

OYSTER BAY, NY 11771
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL BARNARD (516) 330-4029
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARNOLD G. GREENE, CPA
(Name – *if individual, state last, first, middle name*)

65 KINGSBURY ROAD, GARDEN CITY, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMB

OATH OR AFFIRMATION

I, MICHAEL BARNARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL ASSET ADVISORS, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

February 26, 2018

Notary Public

MARIA G FAMIGLIETTI
Notary Public - State of New York
No. 01FA5027292
Qualified in Nassau County
My Commission Expires May 09, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) EXEMPTION REPORT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL ASSET ADVISORS, INC.

CONTENTS

DECEMBER 31, 2017

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
CAPITAL ASSET ADVISORS, INC.

I have audited the accompanying financial statements of Capital Asset Advisors, Inc.. (a Corporation), which comprise the statement of financial condition as of December 31, 2017, and the related statements of operations, changes in Stockholder equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Capital Asset Advisors, Inc.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the statndards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not rquired to have , nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the fianancial statements referred to above present fairly, in all material respects, the financial condition of Capital Asset Advisors, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Capital Asset Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Capital Asset Advisors, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securiites Exchange Act of 1934. In my opinion, the supplemental informatin is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 21, 2018

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$ 47,080
Receivables from brokers and dealers:	
Commissions receivable	2,980
Other Assets	191
Prepaid Expense	7,870
Other receivables	87,750
Total assets	**$145,871**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued expenses payable		$ 1,500
Accrued Audit Fees		5,000
Accrued accounting fees payable		1,022
Total liabilities		**7,522**
STOCKHOLDER'S EQUITY:		
Common stock, no par value:		
authorized and outstanding 200 shares	$ 200	
Additional paid-in capital	64,300	
Retained earnings	73,849	
Total stockholder's equity		**138,349**
Total liabilities and stockholder's equity		**$145,871**

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:		
Commissions		$ 148,028
Fee income		344,750
Fees from Investment Company Shares		598
Total revenue		493,376
Expenses:		
Commissions paid to other broker-dealers	37,077	
Regulatory fees	2,917	
Communications	1,318	
Professional fees	25,582	
Travel & Auto	21,714	
Office expense	2,589	
Performance Services	30,010	
Insurance	11,712	
Dues and Subscriptions	7,342	
Meals and Entertainment	1,997	
Other expenses	520	
Total expenses		142,778
Net income		$ 350,598

See notes to financial statements.

CAPITAL ASSET ADVISORS, INC.
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities		
Net income		$350,598
Changes in operating assets and liabilities:		
Decrease in receivables from clearing broker	$ 4,390	
Increase in Due from Customer	(3,000)	
Increase in accrued expenses	35	
Increase Prepaid Expense	<7,870>	
Distributions	<340,200>	
Increase in other assets	<192>	
Total adjustments	<346,837>	
Net cash increase provided by operating activities		3,761
Cash - January 1, 2017		43,319
Cash - December 31, 2017		**$ 47,080**

See notes to financial statements

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

Stockholders' equity, January 1, 2017	**$127,951**
Add: Net income	350,598
Less: Distributions	(340,200)
Stockholder's equity, December 31, 2017	**$ 138,349**

See notes to financial statements.

CAPITAL ASSET ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

1. **Summary of significant accounting policies:**
Income Taxes:

The corporation has elected to be taxed as an 'S' Corporation. The net income or loss of the Company is passed through to the shareholder, and tax is then incurred by individual shareholders.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **The following supplementary information is submitted**:

Exemption from Rule 15c-3-3 is claimed under (K) (2) (ii):

All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

3. **Net capital requirements:**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain minimum net capital, as defined, of 6.2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

Net capital as reported on page 7 of the audited Form X-17A-5 indicated net capital of $42,538, which was $37,538 in excess of its required net capital of $5,000. The Company's net capital ratio was .17680 to 1 at December 31, 2017.

4. **Subsequent Events**

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2017 and determined that there are no material events that would require disclosures in the Company's financial statements.

CAPITAL ASSET ADVISORS, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2017

Common stock		$ 200
Additional paid-in capital		64,300
Retained earnings		73,849
		138,349
Less: non-allowable assets		(95,811)
		42,538
Less: Haircuts		-0-
Net capital		**42,538**
Greater of:		
Minimum dollar net capital required	**$ 5,000**	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $7,522)	$ 501	5,000
Excess net capital		**$ 37,538**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses.	**$ 7,522**
Ratio of aggregate indebtedness to net capital	**.17680 to 1**
Excess net capital at 1000%	**$ 36,538**

See notes to financial statements.

CAPITAL ASSET ADVISORS, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2017

Net Capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 42,538
Audit Adjustments	0
Net Capital per audited report, December 31, 2017	**$ 42,538**

No material differences existed between the unaudited and audited net capital computation.

See notes to financial statements

CAPITAL ASSET ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the rule.

CAPITAL ASSET ADVISORS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
CAPITAL ASSET ADVISORS, INC.

I have reviewed management's statements, included in the accompanying Exemption Report, for the year 2017 in which Capital Asset Advisors, inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Capital Asset Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and Capital Asset Advisors, Inc. stated that Capital Asset Advisors Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Asset Advisors,Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Asset Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 21, 2018

Arnold G. Greene

CAPITAL ASSET ADVISORS, INC.

EXEMPTION REPORT
SEA Rule 17a-5(d)(4)

FOR THE PERIOD FROM JANUARY 1, 2017 TO DECEMBER 31, 2017

Capital Asset Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Pursuant to paragraph k(2)(ii) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2017.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

I, Michael Barnard, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Date: February ~~XX~~ 21, 2018